Exhibit 12

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	145 Day Period from March 8, 2006 to July 30, 2006		37 Day Period from January 30, 2006 to March 7, 2006		Twenty-six weekend ended July 31, 2005
	(Successor)		(Predecessor)		(Predecessor)

Income before provision for income taxes	$(9,248)		$908		$5,207
Add: Total fixed charges (per below)	17,018		1,832		9,477
Less: Capitalized interest	80		70		93
Total income before provision for income taxes, plus fixed charges, less capitalized interest	7,690		2,670		14,591

Fixed charges:
Interest expense (1)	10,578		688		3,682
Bridge funding fee	1,313
Capitalized interest	80		70		93
Estimate of interest included in rental expense (2)	5,047		1,074		5,702
Total fixed charges	$17,018		$1,832		$9,477

Ratio of earnings to fixed charges (3)	0.45	x	1.46	x	1.54	x

(1)          Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)          Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases.

(3)          Earnings for the 145 day period ended July 30, 2006 (Successor) were insufficient to cover the fixed charges by $9,328.